# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MeridianLink, Inc., CIK 0001834494
CUSIP: 58985J105
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1 Venture, Suite 235, Irvine, California (CA), 92618
Date of event which requires filing of this statement: 10/24/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001813487

## Reporting persons
- Thoma Bravo UGP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Thoma Bravo Discover Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Thoma Bravo Discover Fund A, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Thoma Bravo Discover Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Thoma Bravo Discover Fund II-A, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Thoma Bravo Discover Executive Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: MeridianLink, Inc.
Address of issuer's principal executive offices: 1 Venture, Suite 235, Irvine, CA 92618

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) Thoma Bravo UGP, LLC ("TB UGP")
(ii) Thoma Bravo Discover Fund, L.P. ("TB Discover")
(iii) Thoma Bravo Discover Fund A, L.P. ("TB Discover A")
(iv) Thoma Bravo Discover Fund II, L.P. ("TB Discover II")
(v) Thoma Bravo Discover Fund II-A, L.P. ("TB Discover II-A")
(vi) Thoma Bravo Discover Executive Fund II, L.P. ("TB Discover Exec II")

The Reporting Persons have entered into a Joint Filing Agreement, dated February 4, 2022, a copy of which is attached as Exhibit A to this Schedule 13G, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.
Address of principal business office or, if none, residence:
C/O Thoma Bravo, L.P.
110 N. Wacker Drive, 32nd Floor
Chicago, IL 60606
Citizenship: See response to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to Item 9 on each cover page.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See response to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Thoma Bravo UGP, LLC: /s/ Arthur J. Rohde, Arthur J. Rohde (02/10/2026)
- Thoma Bravo Discover Fund, L.P.: By: Thoma Bravo UGP, LLC / /s/ Athur J Rohde, Its: Ultimate General Partner / Arthur J. Rohde (02/10/2026)
- Thoma Bravo Discover Fund A, L.P.: By: Thoma Bravo UGP, LLC / /s/ Athur J Rohde, Its: Ultimate General Partner / Arthur J. Rohde (02/10/2026)
- Thoma Bravo Discover Fund II, L.P.: By: Thoma Bravo UGP, LLC / /s/ Athur J Rohde, Its: Ultimate General Partner / Arthur J. Rohde (02/10/2026)
- Thoma Bravo Discover Fund II-A, L.P.: By: Thoma Bravo UGP, LLC / /s/ Athur J Rohde, Its: Ultimate General Partner / Arthur J. Rohde (02/10/2026)
- Thoma Bravo Discover Executive Fund II, L.P.: By: Thoma Bravo UGP, LLC / /s/ Athur J Rohde, Its: Ultimate General Partner / Arthur J. Rohde (02/10/2026)
Comment: Exhibit A Joint Filing Agreement, incorporated into this Schedule 13G by reference to Exhibit A of the Amendment 1 to the Schedule 13G filed with the SEC on October 25, 2024.